                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K


                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For the months of      JULY, AUGUST AND SEPTEMBER 1998
                  ---------------------------------------------------------

                               QUEBECOR PRINTING INC.
---------------------------------------------------------------------------

                   (Translation of Registrant's Name into English)

                 612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
---------------------------------------------------------------------------
                    (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
         -----                                          -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No   X
    -----                   -----

                             INTERIM FINANCIAL STATEMENTS
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K




THIRD QUARTER OF 1998

October 23, 1998                                                         25/98
FOR IMMEDIATE RELEASE                                               Page 1 of 2



           QUEBECOR PRINTING'S THIRD QUARTER EARNINGS PER SHARE UP 26%

MONTREAL - Quebecor Printing Inc. announced today third quarter 1998 net income available for holders of equity shares of US $44 million, an increase from US $35 million for the same period in 1997. After preferred share dividends, earnings per share increased 26% to US $0.38 from US $0.30 in 1997. Revenues increased 11% to US $957 million, compared to US $867 million in 1997.

For the nine months ended September 30, 1998, net income available for holders of equity shares rose to US $98 million from US $83 million last year. After preferred share dividends, earnings per share increased 18% to US $0.85 from US $0.72 in 1997. Revenues for the period were US $2.73 billion, up 10% from US $2.49 billion last year.

The overall increase for the quarter was due to the strong performances of the US magazine, catalog and retail groups, the Canadian East group as well as from excellent results by the French plants and the recently acquired Swedish printer, TINA.

Charles G. Cavell, President and Chief Executive Officer said, "I am pleased to see the realization of significant earnings from our operations. Our results are strong despite the financial erosion of certain plants still undergoing retooling. While most of our sectors are already performing well, the combined effects of the retooled plants returning to their normal operating levels, the addition of accretive acquisitions such as Swedish printer TINA, a global procurement policy and, above all, a focus on core printing businesses, I believe, augur well for the future."

The Board of Directors declared a dividend of US $0.06 per share on the Multiple Voting Shares and Subordinate Voting Shares. This dividend is payable on December 1, 1998 to shareholders of record at the close of business on November 10, 1998. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferred Shares. This dividend is payable on December 1, 1998 to shareholders of record at the close of business on November 10, 1998.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States, Europe and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.


                                      -30-

FOR MORE INFORMATION:
Guy Turgeon                                    John Paul Macdonald
Vice President and Chief Financial Officer     Director Corporate Communications
(800) 567-7070                                 (800) 567-7070
(514) 954-0101                                 (514) 954-0101

                                          QUEBECOR PRINTING INC.

October 23, 1998                                                     Page 2 of 2
FOR IMMEDIATE RELEASE

(In millions of US dollars, except per share data )                 3  M O N T H S                           9  M O N T H S
                                                            1998         1997       CHANGE            1998        1997       CHANGE
                                                         -------------------------------------    ----------------------------------
SEGMENTED INFORMATION
REVENUES
United States ..........................................  543.2        518.3         4.8%         1 583.6     1 461.5         8.4%
Canada..................................................  191.4        197.7        (3.2%)          589.6       570.2         3.4%
Europe .................................................  207.2        137.7        50.5%           504.9       440.8        14.6%
International...........................................   15.4         12.9                         51.1        17.5

OPERATING INCOME
United States ..........................................   51.9         41.5        25.1%           122.5       101.6        20.7%
Canada..................................................   14.2         16.3       (12.6%)           42.9        46.9        (8.6%)
Europe .................................................   18.3         13.3        37.1%            34.2        28.4        20.2%
International...........................................    1.1          1.3                          4.8         2.2

OPERATING MARGIN
United States ..........................................    9.6%         8.0%                         7.7%        6.9%
Canada..................................................    7.4%         8.2%                         7.3%        8.2%
Europe .................................................    8.8%         9.7%                         6.8%        6.4%
International...........................................    7.0%        10.0%                         9.5%       12.4%

CONSOLIDATED RESULTS
Revenues ...............................................  957.2        866.6        10.5%         2 729.2     2 490.0         9.6 %
Operating income before depreciation & amortization       147.2        125.4        17.4%           379.9       336.0        13.1 %
Operating income........................................   85.5         72.4        18.1%           204.4       179.1        14.2 %
Net Income..............................................   46.5         34.8        33.4%           106.1        82.9        28.0 %
Net Income available for holders of equity shares.......   44.0         34.8        26.3%            98.4        82.9        18.7 %

INCOME AS % OF REVENUES
Operating income before depreciation & amortization.....   15.4%        14.5%                        13.9%       13.5%
Operating income........................................    8.9%         8.4%                         7.5%        7.2%

PER SHARE DATA ($ US)
Cash flow from operations ..............................   $1.09        $0.85                        $2.66       $2.29
Net Income..............................................   $0.38        $0.30                        $0.85       $0.72

PER SHARE DATA ($ CDN) *
Cash flow from operations ..............................   $1.66        $1.16                        $3.92       $3.15
Net Income..............................................   $0.57        $0.42                        $1.25       $0.99

REVENUES BY PRODUCT SEGMENT (%)
Magazines...............................................    29.6%        26.9%                        29.2%       28.3%
Inserts and circulars...................................    20.4%        20.3%                        19.7%       19.3%
Catalogs................................................    16.1%        15.2%                        16.0%       14.4%
Books ..................................................    14.1%        15.8%                        13.9%       15.7%
Specialty Printing......................................    10.2%        11.1%                        10.4%       10.8%
Directories.............................................     3.7%         4.0%                         4.5%        4.6%
Related Services and  CD-ROM............................     4.2%         4.9%                         4.4%        4.9%
Checks, Bonds and Banknotes ............................     1.7%         1.8%                         1.9%        2.0%

* For reference only - subject to  fluctuations of the exchange rate.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS)

------------------------------------------------------------------------------------------------------------------------
                                                                SEPTEMBER 30          December 31          September 30
                                                                        1998                 1997                  1997
                                                                 (UNAUDITED)            (audited)           (unaudited)
------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets :
   Cash                                                              $ 1,917                $ 380               $ 2,030
   Trade receivables                                                 678,512              683,840               606,712
   Inventories                                                       262,930              253,228               253,540
   Prepaid expenses                                                   26,460               20,907                27,541
------------------------------------------------------------------------------------------------------------------------

                                                                     969,819              958,355               889,823

Fixed assets                                                       3,180,161            2,887,510             2,734,170
   less accumulated depreciation                                     987,460              843,131               794,465
------------------------------------------------------------------------------------------------------------------------
                                                                   2,192,701            2,044,379             1,939,705

Goodwill                                                             597,742              383,801               339,525

Other assets                                                          97,435               89,003                91,995
------------------------------------------------------------------------------------------------------------------------

                                                                 $ 3,857,697          $ 3,475,538           $ 3,261,048
------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Bank indebtedness                                                $ 16,196             $ 18,984              $ 14,852
   Trade payables and accrued liabilities                            561,796              635,050               531,927
   Income and other taxes                                             25,412               32,993                29,658
   Current portion of long-term debt
     and convertible debentures                                       43,813               52,019                39,930
------------------------------------------------------------------------------------------------------------------------
                                                                     647,217              739,046               616,367

Long-term debt                                                     1,254,126              913,269             1,037,791

Other liabilities                                                    123,602              114,065               118,445

Deferred income taxes                                                233,037              195,005               195,785

Convertible debentures                                                62,591               60,021                75,238

Non-controlling interest                                              16,363               17,792                18,737

Shareholders' equity :
   Capital stock                                                     897,656              896,001               683,503
   Contributed surplus                                                88,737               88,737                88,737
   Retained earnings                                                 585,531              508,514               476,851
   Translation adjustment                                            (51,163)             (56,912)              (50,406)
------------------------------------------------------------------------------------------------------------------------

                                                                   1,520,761            1,436,340             1,198,685
------------------------------------------------------------------------------------------------------------------------

                                                                 $ 3,857,697          $ 3,475,538           $ 3,261,048
------------------------------------------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR EARNINGS PER SHARE AMOUNTS)

-------------------------------------------------------------------------------------------------------------------
                                                    Three months ended                    Nine months ended
                                                     September 30                            September 30
                                                  1998              1997               1998               1997
                                                      (Unaudited)                           (Unaudited)
-------------------------------------------------------------------------------------------------------------------

REVENUES                                        $ 957,174         $ 866,584         $ 2,729,224        $ 2,489,994
-------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES :

Operating costs                                   809,934           741,140           2,349,374          2,154,003
Depreciation and amortization                      61,749            53,058             175,418            156,930
-------------------------------------------------------------------------------------------------------------------

                                                  871,683           794,198           2,524,792          2,310,933
-------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                   85,491            72,386             204,432            179,061

Financial expenses                                 16,063            17,324              46,475             49,459
-------------------------------------------------------------------------------------------------------------------

                                                   69,428            55,062             157,957            129,602

Income taxes                                       21,871            19,250              49,757             45,231
-------------------------------------------------------------------------------------------------------------------

                                                   47,557            35,812             108,200             84,371

Non-controlling interest                            1,072               965               2,078              1,456
-------------------------------------------------------------------------------------------------------------------

NET INCOME                                         46,485            34,847             106,122             82,915

Dividends on preferred shares                       2,481              -                  7,702               -

NET INCOME AVAILABLE FOR
HOLDERS OF EQUITY SHARES                         $ 44,004          $ 34,847            $ 98,420           $ 82,915
-------------------------------------------------------------------------------------------------------------------



EARNINGS PER SHARE                                 $ 0.38            $ 0.30              $ 0.85             $ 0.72
-------------------------------------------------------------------------------------------------------------------



AVERAGE NUMBER OF EQUITY SHARES
   OUTSTANDING (IN THOUSANDS)                     115,736           115,574             115,678            115,564
-------------------------------------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(IN THOUSANDS OF US DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                                           Nine months ended
                                                                                              September 30
                                                                                      1998                  1997
                                                                                              (Unaudited)
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used for):

OPERATIONS:

Net income                                                                          $ 106,122             $ 82,915
Items not involving cash:
   Depreciation and amortization                                                      175,418              156,930
   Deferred income taxes                                                               30,903               18,671
   Non-controlling interest                                                             2,078                1,456
   Other                                                                                1,300                4,224
-------------------------------------------------------------------------------------------------------------------
                                                                                      315,821              264,196
Changes in non-cash operating working capital                                         (83,583)             (85,844)
-------------------------------------------------------------------------------------------------------------------

                                                                                      232,238              178,352
-------------------------------------------------------------------------------------------------------------------

FINANCING:

Net proceeds from issuance of capital stock                                             1,655                  480
Net increase of long-term debt                                                        285,997              242,007
Dividends on equity shares                                                            (20,828)             (12,713)
Dividends paid to preferred shareholders                                               (8,277)                   -
Dividends paid to non-controlling shareholders                                         (1,467)              (1,031)
Translation adjusment                                                                  (1,638)              (4,162)
-------------------------------------------------------------------------------------------------------------------

                                                                                      255,442              224,581
-------------------------------------------------------------------------------------------------------------------

INVESTMENTS:

Business acquisitions, net of cash position                                          (242,645)            (185,399)
Additions to fixed assets                                                            (243,015)            (223,107)
Increase in other assets                                                              (16,010)             (11,296)
Other                                                                                  18,315                3,241
-------------------------------------------------------------------------------------------------------------------

                                                                                     (483,355)            (416,561)
-------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH POSITION                                                    4,325              (13,628)

Cash position at beginning                                                            (18,604)                 806
-------------------------------------------------------------------------------------------------------------------

CASH POSITION AT END                                                                $ (14,279)           $ (12,822)
-------------------------------------------------------------------------------------------------------------------


REPRESENTED BY :
   Cash                                                                               $ 1,917              $ 2,030
   Bank indebtedness                                                                  (16,196)             (14,852)
-------------------------------------------------------------------------------------------------------------------
                                                                                    $ (14,279)           $ (12,822)
-------------------------------------------------------------------------------------------------------------------

                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    QUEBECOR PRINTING INC.



                    By:       (s)    PHILIPPE MONTEL
                         -----------------------------------------
                    Name:          Philippe Montel
                    Title:         Vice President, Legal Affairs
                                   and Secretary





Date: OCTOBER 23, 1998




                                                  PAGE 8 OF 8